UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

M-TRON INDUSTRIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41391	46-0457944
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

2525 Shader Road, Orlando, FL	32804
(Address of Principal Executive Offices)	(Zip Code)

Linda M. Biles
Executive Vice President - Finance
(407) 298-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1.	Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

M-tron Industries, Inc. ("MtronPTI" or the "Company") conducted an analysis of its products and determined that certain Conflict Minerals, as defined in Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, specifically gold, tantalum, tin, and tungsten (collectively, the "3TGs"), are necessary to the functionality or production of substantially of its products. Accordingly, the Company conducted in good faith a reasonable country of origin inquiry regarding the 3TGs in its products that was reasonably designed to determine whether any such 3TGs originated in the Democratic Republic of Congo or an adjoining country or were from recycled or scrap sources.

Conflict Minerals Disclosure

Based on the Company's reasonable country of origin inquiry, a Conflict Minerals Report for the calendar year ended December 31, 2023, is filed herewith as Exhibit 1.01 and is publicly available at https://ir.mtronpti.com/governance/governance-documents.

The reference to the Company's website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02	Exhibit

A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01.

Section 2.	Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3.	Exhibits

Item 3.01	Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

M-TRON INDUSTRIES, INC.

By:	/s/ Linda M. Biles	May 30, 2024
	Linda. M. Biles	DATE
Executive Vice President - Finance